SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


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IN THE MATTER OF                                       CERTIFICATE
AMEREN CORPORATION                                     PURSUANT TO
                                                       RULE 24
File No. 70-10133

(Public Utility Holding Company Act of 1935)
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     This Certificate of Notification pursuant to Rule 24 under the Public
Utility Holding Company Act of 1935, as amended (the "Act"), is filed by Ameren Corporation ("Ameren"), a registered holding company, in connection with Ameren's indirect acquisition of a membership interest in PowerTree Carbon Company, LLC ("PowerTree"), a Delaware limited liability company, as authorized by Order of the Securities and Exchange Commission (the "Commission") dated November 10, 2003, in this proceeding (Holding Co. Act Release No. 27758). Ameren hereby certifies to the Commission pursuant to Rule 24 that Ameren, indirectly through its wholly-owned non-utility subsidiary, CIPSCO Investment Company, has acquired a membership interest in PowerTree and made its initial capital contribution to PowerTree.

     A "past tense" opinion of counsel is filed as Exhibit F hereto.

                                    SIGNATURE

     Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

                                         Ameren Corporation


                                         By: /s/ Steven R. Sullivan
                                                 ------------------
                                         Name:   Steven R. Sullivan
                                         Title:  Senior Vice President
                                                 Governmental/Regulatory
                                                 Policy, General Counsel, and
                                                 Secretary

Dated: November 26, 2003